
April 21, 2021

William Corbett
Chief Executive Officer
Innovative Payment Solutions, Inc.
19355 Business Center Drive, #9
Northridge, California 91324

>   **Re: Innovative Payment Solutions, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 16, 2021**
>   **File No. 333-255312**

Dear Mr. Corbett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Leslie Marlow, Esq.